UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For March 31, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the Company”)

UPDATE ON MEASURES TAKEN IN RESPONSE TO COVID-19 NATIONAL LOCKDOWN IN SOUTH AFRICA

Johannesburg. 31 March 2020. Further to its SENS announcement on 24 March 2020 relating to the 21-day national lockdown announced by South Africa’s President on 23 March 2020 to address the spread of COVID-19 in the country, Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) provides the following update.

Committed to curb the spread of COVID-19

“The health and safety of all of our employees - and in particular those who continue to work on the care and maintenance of our mines, as well as at Hidden Valley - remain our highest priorities. We continue to ensure compliance with all prescribed and recommended preventive measures - in both South Africa and Papua New Guinea,” said Harmony’s CEO, Peter Steenkamp.

Production in South Africa

Underground mining operations in South Africa

All nine of the Company’s underground mines in South Africa have ceased mining and are now on care and maintenance in terms of the requirements of the national lockdown. Care and maintenance includes the continued provision of various essential services such as water, power and security and the operation of health hubs at each mine.

Surface treatment plants and surface retreatment operations

All surface treatment plants at the underground mines continue to process pre-existing surface reef and waste, and surface retreatment operations continue to treat surface tailings, in line with the concessions announced by the Minister of Mineral Resources and Energy on 25 March 2020.

Open-pit mining operation in South Africa

Kalgold, the Company’s open-pit mining operation in South Africa’s North West Province, continues to mine and treat its ore at a reduced rate.

Limited gold production during lockdown

It is anticipated that Harmony will only produce between 650kg to 700kg of gold in South Africa during the 21-day lockdown period.

Cash preservation is key, and as such all exploration and capital projects have been suspended.

Production in Papua New Guinea (“PNG”) to continue

Hidden Valley

Hidden Valley will continue to mine in line with its plan, subject to any directives issued in line with PNG’s National Security Plan of Action in response to COVID-19.

Ends.

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242

Max Manoeli
Manager: Investor Relations
+27 (0) 82 759 1775

Johannesburg, South Africa
31 March 2020

Sponsor:

J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: March 31, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director